UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2016

Commission File Number: 000-50113

GOLAR LNG LIMITED

(Translation of registrant’s name into English)

2nd Floor, S.E. Pearman Building

9 Par-La-Ville Road

Hamilton

HM11

Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7:  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Golar LNG Limited (the “Company”) recently received a commitment from Citibank, N.A. to finance all or a portion of the remainder of the amounts outstanding under its convertible bonds through a new term loan credit facility of up to $150 million, contingent upon, among other things, the consummation of an offering of the Company’s common shares for at least $100 million of net proceeds, and which facility would have a term of three years, an interest rate of LIBOR plus a spread, be secured by a specified number of the Company’s common units in Golar LNG Partners LP, and in certain cases, cash or cash equivalents, and be available for a single drawdown during a period that extends through to the maturity of its existing convertible bonds. The term loan credit facility remains subject to negotiation and execution of operative documents, including the credit agreement and security documents, each of which will include conditions, representations and warranties, covenants (including financial covenants and loan to value requirements), mandatory prepayment events, facility adjustment events, events of default and other provisions customary for a facility of this nature.

On November 14, 2016 the Company issued a press release, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

(a)	Exhibit 99.1. Press release dated November 14, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLAR LNG LIMITED

Dated: November 14, 2016	By:	/s/ Brian Tienzo
	Name:	Brian Tienzo
	Title:	Chief Financial Officer